

CURTIS FINANCIAL
A Better Point of View

October 28, 2004

The Board of Directors
OPT Sciences Corp.
c/o Arthur J. Kania
Kania, Linder, Lasak and Feeney
Two Bala Plaza, Suite 525
Bala Cynwyd, Pennsylvania 19004

Members of the Board:

You have asked us to render an opinion as to the fairness, from a financial point of view, of the proposed cash consideration of $4.75 per share, to be paid to certain holders of common stock in connection with a contemplated reverse split of OPT Sciences Corp.'s (the "Company") common stock (the "Transaction") as of the date hereof. The "Affected Holders of Company Common Stock" shall be defined as all holders of Company Common Stock who will receive cash in lieu of fractional shares as a result of the Transaction.

For purposes of this opinion we have, among other things:

(i) Reviewed Securities and Exchange Commission ("SEC") Form 10-KSB filings of the Company for the annual periods ended November 1, 2003; November 2, 2002; October 27, 2001; October 28, 2000; October 30, 1999; October 31, 1998; November 1, 1997; and October 26, 1996.

(ii) Reviewed SEC Form 10-QSB filings of the Company for the quarterly periods ended January 31, 2004, May 1, 2004, and July 31, 2004.

(iii) Reviewed certain financial forecasts and other forward looking financial information prepared by the management of the Company entitled OPT-Sciences Corporation Financial Forecasts 2004-2007, dated October 20, 2004.

(iv) Visited the operating facility of the Company in Cinnaminson, New Jersey.

(v) Held discussions with Anderson L. McCabe, Chief Executive Officer of the Company concerning the business, past and current operations, financial condition and future prospects of the Company.

CURTIS FINANCIAL GROUP, LLC • TWO PENN CENTER PLAZA, SUITE 1520 • PHILADELPHIA, PA 19102-1728
(P) 215.972.2375 • (F) 215.972.2388 • www.curtisfinancial.com

Securities sold through Curtis Securities, LLC

(vi)   Reviewed a Memorandum from the Company's attorney to Charles DeVinney of Curtis stating the expressed intent of the Controlling Shareholders of the Company to continue the business as a going concern. The Memorandum also addressed certain future anticipated costs and expenses of the Company if it were to remain a publicly traded company.

(vii)   Reviewed the Certificate of Incorporation of Temperature Engineering (the Predecessor of the Company), dated November 5, 1956; various Certificates of Amendment of the Certificate of Incorporation dated December 4, 1968; and the By-Laws of the Company, dated January 1998.

(viii) Reviewed the historical market prices and trading history of the stock of the Company.

(ix)   Compared the financial performance of the Company with that of certain other publicly traded companies engaged in similar industries as the Company.

(x)   Made such other financial studies and inquiries, and reviewed such other data, as we deemed relevant.

In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us (including information furnished to us orally or otherwise discussed with us by management of the Company) or publicly available and have neither attempted to verify, nor assumed responsibility for verifying, any of such information. We have relied upon the assurances of management of the Company that they are not aware of any facts that would make such information inaccurate or misleading. Furthermore, we did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of the Company, nor were we furnished with any such evaluation or appraisal.

With respect to the financial projections (and the assumptions and bases therefor) for the Company that we have reviewed, upon the advice of management of the Company, we have assumed that such projections have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments as to the future financial condition and performance of the Company, and we have further assumed that such projections will be realized in the amounts and in the time periods currently estimated. In addition, we have assumed that the historical financial statements of the Company reviewed by us have been prepared and fairly presented in accordance with U.S. GAAP consistently applied.

We have relied as to all legal, tax, and accounting matters relevant to rendering our opinion on the advice of counsel, and the tax and accounting advisors to the Company.

This opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness, from a financial point of view and as to the date hereof, to the Affected Holders of Company Common Stock. We do not express any opinion as to (i) any tax or other consequences that might result from the Transaction or (ii) what the value of the Common Stock will be subsequent to the Transaction or the price at which the shares may be traded in the future. Our opinion does not address the relative merits of the business strategies that the Company’s Board of Directors has considered or may be considering, nor does it address the decision of the Company’s Board of Directors to proceed with the Transaction.

In connection with the preparation of our opinion, we were not authorized by the Board of Directors to solicit, and did not solicit, third-parties indications of interest of all or any part of the Company.

We will receive a fee upon the delivery of this opinion, and the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. Curtis Financial Group, LLC has not provided valuation advisory services previously to the Company.

Our opinion expressed herein is provided for the information of the Board of Directors of the Company in connection with its evaluation of the Transaction. Our opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote, or take any other action, with respect to the Transaction. This opinion may not be summarized, described or referred to or furnished to any party except in connection with the Transaction.

Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof, the proposed cash consideration of $4.75 to be paid to certain minority holders of common stock in connection with a contemplated recapitalization of the Company’s common stock is fair to the Affected Holders of Company Common Stock from a financial point of view.

Very truly yours,

Curtis Financial Group LLC

CURTIS FINANCIAL GROUP, LLC

ADDENDUM TO FAIRNESS OPINION

SCOPE

The Company is considering various strategies that may result in the Company going private, thus reducing costs of remaining a public Company and reducing the burdens on executive and financial personnel in devoting time and financial resources to compliance with Sarbanes Oxley.

Curtis Financial Group, LLC ("Curtis") has been asked by the Board of Directors of OPT Sciences Corp. ("OPT" or the "Company") to render an opinion as to the fairness, from a financial point of view, of the proposed cash consideration, of $4.75 per share, to be paid to certain holders of common stock in connection with a contemplated recapitalization of the Company's common stock (the "Transaction") as of the date hereof. The "Affected Holders of Company Common Stock" shall be defined as all holders of Company Common Stock who will receive cash in lieu of fractional shares as a result of the contemplated reverse split.

Fair value is defined as the value of the shareholder's interest in the Company as a going concern, exclusive of any benefit that may accrue as a result of the transaction.

DESCRIPTION OF THE COMPANY

A full description of the Company and its operations is found in its most recently filed Form 10-KSB and Form 10-QSB. Below is a summary of the business' operations.

Opt-Sciences Corporation, formed in 1956, conducts its business through its wholly owned subsidiary, O & S Research, Inc. Both companies are New Jersey corporations. As used in this herein, the term "Company" refers to the combined operations of Opt-Sciences Corporation and O & S Research, Inc. The principal business of the Company is to provide optical coatings, filters, faceplates and lighting wedges, which improve display readability for electronic instruments used primarily in aircraft. This includes the application of different types of anti-reflection coatings, transparent conductive coatings and other optical coatings. The Company also provides full glass cutting, grinding and painting operations, which augment its optical coating capabilities. Most of the Company's products are designed to enable pilots to read aircraft instruments in direct sunlight or at night or in covert situations using appropriate night vision filters.

The Company is continuing its efforts to diversify into non-aircraft related coating products through the ongoing development of the Astro coating unit. The Company has been working diligently on this effort over the last twelve months, but has not yet succeeded in establishing reliable production or significant sales generation.

ADDENDUM TO FAIRNESS OPINION

FINANCIAL REVIEW

Exhibits 2.1 and 2.2 show summary balance sheets and income statements of the Company for the annual periods ended November 1, 2003; November 2, 2002; October 27, 2001; October 28, 2000; and October 30, 1999. Also shown is the twelve-month period ended July 31, 2004. In order to give a longer term perspective on the performance of the Company, Exhibit 2.3 shows a summary of total revenues and certain profit measures, including: gross profit, earnings before interest, taxes, depreciation and amortization ("EBITDA"), and earnings before interest and taxes ("EBIT") for the fiscal years ended 1995 through the twelve-month period ended July 31, 2004.

Revenue and profits have fluctuated significantly over the period reviewed. Over the past five fiscal years, revenues fluctuated between $3.4 (in 2000) and $5.4 (2001) million. The growth in 2001 was due to two new large contracts and a general improvement in the aerospace market prior to the events of September 11, 2001. Since 2001, the Company has lost some major customers, and revenues have declined to $3.8 million in fiscal year 2003 and the twelve-months ended July 31, 2004, respectively. Profitability showed a similar pattern, with EBIT fluctuating between near break-even and approximately $1.0 million; however, EBIT was less than $100,000 in the periods ended November 2, 2002, November 1, 2003 and July 31, 2004.

Management's Discussion of Third Quarter Operating Results[1]

The Company had revenues of $1,033,428 for the third quarter of 2004, which is a decrease of 8.6% from third quarter of 2003. Net income for the third quarter of 2004 was $105,648, which was slightly higher than $89,710 for the same period in 2003. The Company had earnings of $85,185 and $42,791 for the nine-month periods ended July 31, 2003 and 2004, respectively.

Cost of Sales for the third quarter of 2004 decreased approximately $61,000 versus the same period in 2003. Operating expenses for the third quarter of 2004 decreased by approximately $14,700 over the third quarter of fiscal 2003. The gross margin of approximately 23% is similar to the second quarter of 2004 and the third quarter of 2003.

During the third quarter, the Company booked $1,074,000 in new orders, up $277,000 from the second quarter of 2004. The backlog increased as one of the Company's major customers placed new orders. Management is continuing its efforts to investigate capital expenditures that will be necessary to improve the quality and efficiency of the current production methodology.

Comparison to Guideline Companies

Presented in Exhibit 5 is a comparison of OPT's operating results with the guideline comparable companies chosen in the Valuation Section. Exhibit 6 shows five years of operating results for each of the guideline companies.

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[1] From Form 10-QSB for the period ended July 31, 2004, filed October 4, 2004.

ADDENDUM TO FAIRNESS OPINION

Income Statement

Revenue – OPT is much smaller than each of the guideline companies, with sales of less than 10% of the smallest. The compound annual growth rate in revenues over the past five fiscal years for OPT was –0.4% compared to –0.5% for Southwall, -8.6% for Apogee and 36.3% for Applied Films.

Cost of Goods Sold (COGS) – For the period ended July 31, 2004, the Company's COGS, as a percentage of sales, were 83.4%, versus the guideline median of 82.4%.

Operating Expenses – For the period ended July 31, 2004, operating expenses, as a percentage of sales, were 16.3%, which approximated the guideline median of 21.4%.

Earnings Before Interest, Taxes (EBIT)
For the period ended July 31, 2004, as a percentage of sales, EBIT was approximately 0.34%, versus the guideline median of 1.0%.

Summary Income Statement – The common size income statement is somewhat comparable to the guideline medians. However, the Company's average total revenue of approximately $4.2 million over the past five years is significantly smaller than the guideline median of approximately $228 million.

Balance Sheet

Assets – For the period ended July 31, 2004, as a percentage of total assets, current assets were 86.6%, versus the guideline median of 49.4%. For the same period, fixed assets, as a percentage of total assets, were approximately 13.4%, versus the guideline median 28.3%. For the period ended July 31, 2004, the Company had total assets of approximately $7.5 million, which was considerably lower than the guideline low of approximately $40.0 million.

Cash and marketable securities, at $5.5 million, make up a significant portion of total assets. However, management has represented that, in order to remain competitive in the aerospace business and to investigate other business opportunities, the Company will need to invest a significant amount of this cash amount ($3.0 million or more) in a new facility and certain equipment lines.

Total Liabilities – For the period ended July 31, 2004, as a percentage of total assets, total liabilities were 2.7%, which compared favorably versus the guideline median of 51.8%.

Book Value – For the period ended July 31, 2004, OPT had total equity of $7.3 million, much lower than that of Apogee and AFCO, but higher than the negative equity of Southwall.

ADDENDUM TO FAIRNESS OPINION

Summary Balance Sheet – As of the period ended July 31, 2004, the Company had significantly more cash, as a percentage of total assets, and considerably less total debt as a percentage of total assets, than the guideline companies. As mentioned in the assets analysis section above, the Company is significantly smaller than the guideline companies.

COMMON STOCK

Market for Common Stock

The Company's Common Shares are not listed on an established public trading market, but shareholders do trade our Shares on the non-NASDAQ over the counter market, under the symbol "OPST." The trading volume of the Company's common stock fluctuates and may be extremely limited (or non-existent) during certain periods. Subject to the foregoing qualification, the following table sets forth the range of bid and asked quotations, for the calendar quarter indicated, as recorded by Pink Sheets LLC, and reflects inter-dealer prices, without retail mark up, mark down or commission and may not necessarily represent actual transactions.

Fiscal 2001	Bid			Ask		
	$			$		
First Quarter	4.13	-	4.88	5.00	-	6.00
Second Quarter	3.50	-	4.50	5.00	-	7.00
Third Quarter	3.75	-	4.00	7.00	-	NA
Fourth Quarter	4.00	-	4.95	7.00	-	11.00
Fiscal 2002	**Bid**			**Ask**		
First Quarter	4.95	-	5.85	9.00	-	10.15
Second Quarter	5.85	-	8.05	10.00	-	15.00
Third Quarter	8.10	-	8.70	11.00	-	11.00
Fourth Quarter	7.25	-	8.80	9.00	-	11.00
Fiscal 2003	**Bid**			**Ask**		
First Quarter	7.25	-	7.25	9.00	-	9.00
Second Quarter	5.05	-	7.25	8.00	-	9.05
Third Quarter	5.05	-	6.25	8.00	-	9.05
Fourth Quarter	6.25	-	7.10	7.00	-	8.00

OPT's monthly trading volume and high, low and closing stock prices for the period May 2001 to October 2004 is shown in Exhibit 3. An analysis of the data shows that average monthly volume over the period was 745 shares. Using an assumed daily volume of between 1,000 shares, the estimated 200,000 shares to be redeemed in lieu of issuance of fractional shares accounted for approximately 200 months of trading volume. Because of this level of trading volume, we believe that it is unlikely that such shares could be sold without incurring a significant discount.

During the week ended October 22, 2004, the common stock closed at $6.88 per share. As discussed in the Financial Review section of this opinion, the Company had approximately $5.5 million in cash and marketable securities (or approximately $7.06 per share). However, management has represented that it intends to invest approximately $3.0 million in new plant and equipment over the next two years in order to remain competitive in the aerospace business and to investigate other business opportunities (approximately $3.80 per share).

Ownership of Common Stock

As of July 31, 2004, the Company had 775,585 shares outstanding. As of December 31, 2003, the Company had 950 Common Stock shareholders of record. Of these shareholders, 565 are "lost" shareholders for whom the Company does not have current addresses. Beneficial ownership is summarized below.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Allen Speiser, Trustee Arthur John Kania Trust	510,853	66%
Anderson L. McCabe	1,064(1)	*
Arthur J. Kania	23,723(1)	3%
Arthur J. Kania, Jr.	0(1)	*

*Less than 1% of the outstanding Common Stock
(1) Excludes 510,853 shares (66% of the outstanding shares) owned by a Trust for the benefit of Arthur J. Kania's children and 15,000 shares (2% of the outstanding shares) owned by a trust for the benefit of Arthur J. Kania's grandchildren. Mr. Kania disclaims beneficial ownership in all such shares. Mr. McCabe, husband of a beneficiary of the trust, disclaims beneficial ownership in all such shares. Arthur J. Kania, Jr., a son of Arthur J. Kania, is a beneficiary of the first aforementioned trust and father of beneficiaries of the second aforementioned trust, but has no power to vote such shares in either said trust and is not a beneficial owner under the applicable rules.

The Company did not declare or pay any dividend on its Common Stock during Fiscal Year 2003 and does not presently intend to pay dividends on its Common Stock in the foreseeable future.

RISK FACTORS

Below is a summary of certain risk factors of the Company, which would impact the value of its stock.

Weakness in the Commercial Aircraft Industry

This business is a niche business primarily dependent for its success on aircraft manufacturing and retrofitting. It requires custom manufacturing of small lots of products to satisfy component requirements for specific aircraft. Since September 2001, there has been a weakness in demand for display glass used on commercial aircraft, business aircraft and the military aircraft. The market for other coated flat panel displays remain steady.

ADDENDUM TO FAIRNESS OPINION

Ability to Develop or Acquire New Products to Diversify Operations

In September 2000, the Company acquired Astro thin film coating equipment to apply anti-reflection coatings to large glass substrates and optical filters. The Astro coating equipment, if operational, will enable the Company to manufacture displays generally larger than 13" diagonal more efficiently. As of October 25, 2004, this system had not generated significant revenues. In its attempt to diversify, management has indicated that it will also look at other businesses, which may require significant investment.

Wedge Glass Products

The Company is considering the termination of its wedge glass product line that contributes approximately $800,000 in sales. The impact on customer loyalty if production were terminated is not known.

Need to Upgrade Plant and Equipment

In order to remain competitive, the Company has identified the need to upgrade to larger manufacturing facility and purchase additional equipment. The costs of these upgrades are included in the cash flow projections.

Need for Additional Staff

The Company is seeking to hire additional line employees to expedite production and reduce late deliveries.

AS9100 or ISO 9002 Certification

Honeywell, one of the Company's largest customers, as a condition of continued business, requires the AS9100 certification. Honeywell is also evaluating the ISO 9002 certification, which is less demanding than the AS9100. Honeywell granted an extension through the end of December 2004. The Company expects to be ISO compliant by December 2004.

Customer Concentration

In Fiscal 2003, the Company derived 61.5% of our revenues from four major customers, Honeywell, Philips Electronics, Rockwell Collins and L3 Communications. In Fiscal 2003 Rockwell Collins shifted a major portion of their business from the Company to a competitor because of price competition. The loss or curtailment of additional business with any of the other three companies would have a negative impact on the Company.

ADDENDUM TO FAIRNESS OPINION

Competition

Competition is based on product quality, price, reputation and ability to meet delivery deadlines. The market is very competitive. Competitors include Naugatuck Glass Company, OCLI, Metavac, Mod A Can, Tyrolit, Schott Glass and Hoya Optics, some of which have significantly more financial, technical and human resources than OPT. Increased competition could result, and has in the past, in price reductions, reduced margins and loss of market share.

Technological Change

New display technologies (such as rear projection displays) do not utilize the Company's technology, and therefore are a significant risk to the Company.

Supplier Concentration

For a major portion of its business, the Company relies on raw materials manufactured exclusively in Japan. An interruption of supplies from Japan would have a significant impact on sales and the Company's ability to support its customers.

Sarbanes-Oxley Act Compliance

Compliance with the requirements of the Sarbanes-Oxley act could be material expense to the Company.

Reliance upon Key Management

The Company's success depends on the efforts and expertise of its President, Anderson L. McCabe. It does not have employment contracts with Mr. McCabe or other management personnel, nor does it maintain key man life insurance on Mr. McCabe. His death, disability or termination of employment would adversely affect the future of the Company.

VALUATION OF THE COMPANY

Introduction

In accordance with customary investment banking practice, Curtis Financial Group, LLC ("Curtis") employed generally accepted valuation methods in reaching its Opinion. The following is a summary of the material analyses utilized by Curtis in connection with the Fairness Opinion.

ADDENDUM TO FAIRNESS OPINION

Selected Comparable Publicly Traded Companies Analysis

Curtis compared certain financial and operating ratios for the Company with the corresponding financial and operating ratios for a group of publicly traded companies engaged in similar lines of business, that Curtis deemed to be comparable to the Company. For the purpose of the analyses, the following companies were used: Apogee Enterprises, Inc. (NASD: APOG); Applied Films Corp. (NASD: AFCO); and, Southwall Technologies Inc. (OTCBB: SWTX) (collectively the "Comparable Companies"). A description of each company and selected financial data for each is found in Exhibit 7. A comparison of relevant data showing the performance of the Comparable Companies versus OPT is also shown in Exhibit 5[2].

For each of the Comparable Companies, Curtis calculated stock price ("P") as a multiple of earnings ("E") for the latest twelve month period, the latest fiscal year, and the three and five-year average (fiscal years). Curtis also calculated total enterprise value (sum of the aggregate equity plus long term debt, net of cash) to revenues, EBITDA (defined earlier), and EBIT using the same time periods. The range of multiples is shown in Exhibit 5.5.

Based on our review of OPT's performance compared to the guideline companies we chose multiples of approximately 70% of those of Apogee (Southwall and Applied were considered outliers and therefore less reliable). Applying these multiples to OPT's income parameters, and adding excess cash and marketable securities of $2.5 million (net of cash expected to be utilized for capital expenditures in 2005), resulted in a valuation of OPT of between approximately $3.70 and $8.00 per share as shown in Exhibit 5.6. The average and median of all the value indications were $5.61 and $5.59 per share respectively, while the middle 50% ranged between $4.85 and $6.21 per share. However, the higher side of the range mentioned above is skewed towards three-year and five-year average multiples, which may not be indicative of future performance. As previously mentioned, the Company is facing uncertainty in the industry, and is considering alternate industries for their product offering. Based on this, we believe current value multiples are more appropriate to rely upon than historical multiples. As such, we believe the appropriate fair value per share would be between $4.75 and $5.25 per share.

None of the Comparable Companies is, of course, identical to the Company. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the Comparable Companies and other factors that could affect the public trading volume of the Comparable Companies, as well as that of the Company.

Selected Comparable Transactions Analysis

Curtis searched for transactions involving companies similar to OPT, however, none were found that were sufficiently similar to the Company in order to provide reliable results.

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[2] A comparison of OPT and the guideline was presented in the Financial Review section earlier in the opinion.

ADDENDUM TO FAIRNESS OPINION

Discounted Cash Flow Analysis

Curtis performed a discounted cash flow analyses (i.e., analyses of the present value of the projected after-tax cash flows[3] based on management projections) for the Company for the fiscal years ending October 31, 2005 through 2007,[4] inclusive, using discount rates (determined through a build up method) ranging from 20.0% to 30.0% and a terminal value (calculated using the Gordon Growth Model with growth rates of between 3% and 5%). Adding cash and marketable securities of $5.5 million at July 31, 2004 yields the value of the aggregate equity under the discounted cash flow approach. Management's projections and the discounted cash flow approach (using a discount rate of 25% and a terminal growth rate of 4%) are shown in Exhibit 4. Based upon the foregoing inputs, Curtis determined a reference range for an implied value per share of $4.58 to $4.91.

Premiums Paid Analysis

Because OPT's common stock is so thinly traded, its price may or may not be indicative of fair market value. Therefore, we do not believe the premiums paid analysis would provide meaningful or reliable results. However, we include the data so that the Board of Directors can consider all the information found in our analysis. Curtis performed a premiums paid analysis based upon the review and analysis of the range of premiums paid in acquisitions of minority ownership positions for the period between January 1, 2001 and October 24, 2004. For the period reviewed, there were 17 transactions (information obtained from Thomson Financial Securities Data). The data shows the premium of the offer price per share relative to the target company's stock price one day, one week and four weeks prior to the date of announcement of the transaction. The mean[6] and median range of premiums paid to the target company's stock price one day, one week, and one month prior to announcement, were 42.9% and 43.2%, 45.8% and 38.4%, 41.4% and 42.5%, respectively. The 25th percentile premiums paid to the target company's stock price one day, one week, and one month prior to announcement were 12.9%, 5.0% and –1.7%, respectively. The data is shown on Exhibit 8.

Using a publicly traded per share value of $3.70[7] and a control premium of between 15% and 25%[8] results in a reference range of values of between $4.26 and $4.63 per share.

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[3] Cash flow is defined as net income after tax plus depreciation and amortization, less changes in working capital and capital expenditures.

[4] Our valuation is as of October 25, 2004. We have assumed that the final week of fiscal year 2004 would have a de minimus impact on cash flow.

[6] Excluding the Allcity transaction, which appeared to be an outlier.

[7] The latest trade was at a price of $6.88 per share, while the average closing share price over the January 2004 to June 2004 period was $7.29. Using a share price of $7.50 and subtracting expected capital expenditures in 2005 of approximately $3.80 per share results in a net per share value of $3.70.

[8] Given the Company's performance, we believe the premium would be at the low end of the indicated range.

ADDENDUM TO FAIRNESS OPINION

Conclusion

Considering the above indications of value and information presented herein, it is our opinion that the proposed cash consideration of $4.75 per share to be paid to the Affected Holders of the Company Common Stock (as defined herein) in connection with a contemplated recapitalization of the Company's Common Stock is fair from a financial point of view.

This opinion is subject to the Statement of General Assumptions and Limiting Conditions following.

ADDENDUM TO FAIRNESS OPINION

STATEMENT OF GENERAL ASSUMPTIONS
AND LIMITING CONDITIONS

This opinion is subject to the following general assumptions and limiting conditions.

1. No investigation has been made of, and no responsibility is assumed for, the legal description of the property being valued or legal matters, including title or encumbrances. Title to the property is assumed to be good and marketable unless otherwise stated. The property is assumed to be free and clear of any liens, easements or encumbrances unless otherwise stated.

2. Information furnished by others, upon which all or portions of this opinion is based, is believed to be reliable, but has not been verified except as set forth in this opinion. No warranty is given as to the accuracy of such information.

3. This opinion has been made only for the purpose stated and shall not be used for any other purpose. Neither this opinion nor any portions thereof (including, without limitation, any conclusions as to value, the identity of Curtis Financial Group, LLC ("Curtis") or any individuals signing or associated with this opinion, or the professional associations or organizations with which they are affiliated) shall be disseminated to third parties, except the Securities and Exchange Commission and the Company's stockholders, by any means without the prior written consent and approval of Curtis.

4. Curtis assumes no responsibility for the inability of the owner to locate a purchaser at the value.

5. Neither Curtis nor any individual signing or associated with this opinion shall be required by reason of this opinion to give further consultation, provide testimony, or appear in court or other legal proceeding unless specific arrangements therefor have been made.

6. No responsibility is taken for changes in market conditions and no obligation is assumed to revise this opinion to reflect events or conditions which occur subsequent to the date hereof.

7. The date of value to which the opinion applies is set forth in the letter of transmittal. Our value opinion is based on the purchasing power of the United States dollar as of that date.

8. It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can readily be obtained or renewed for any use on which the value estimate contained in this opinion is based.

ADDENDUM TO FAIRNESS OPINION

STATEMENT OF GENERAL ASSUMPTIONS
AND LIMITING CONDITIONS
(continued)

9.   Full compliance with all applicable federal, state and local zoning, use, environmental and similar laws and regulations is assumed, unless otherwise stated.

10.   Responsible ownership and competent management are assumed.

11.   The opinion of value is predicated on the financial structure prevailing as of the date of this opinion.

12.   This opinion is dependent upon future events with respect to industry performance, economic conditions, and the ability of the Company to meet certain operating projections. These projections have been supplied by management and incorporate various assumptions, including but not limited to: net sales growth, profit margins, income taxes, depreciation, capital expenditures, working capital, and discount rates. There is no assurance or implied guarantee that the assumed facts and circumstances will actually occur.

13.   We were not engaged nor are we qualified to detect the existence of hazardous material which may or may not be present on or near the properties of the Company. The presence of potentially hazardous substances such as asbestos, ureaformaldehyde foam insulation, industrial wastes, etc., may affect the value of the Company. The value estimate herein is predicated on the assumption that there is no such material on, in, or near the Company's property that would cause a loss in value. No responsibility is assumed for any such condition or for any expertise or engineering knowledge required to discover them. The client should retain an expert in this field if further information is desired.

14.   Curtis' maximum liability relating to services rendered under this opinion (regardless of form of action, whether in contract, negligence, or otherwise) shall be limited to the charges paid to Curtis for the portion of its services or work products giving rise to liability. In no event shall Curtis be liable for consequential, special, incidental, or punitive losses, damages, or expenses (including, without limitation, lost profits, opportunity costs, etc.) even if it has been advised of their possible existence.

15.   The client shall indemnify and hold harmless Curtis and its personnel from and against any claims, liabilities, costs, and expenses (including, without limitation, attorneys' fees and the time of Curtis personnel involved) brought against, paid, or incurred by Curtis at any time and in any way arising out of or relating to Curtis' services under this opinion, except to the extent finally determined to have resulted from the gross negligence or willful misconduct of Curtis personnel. This provision shall survive the termination of Curtis' agreement with the Company for any reason.

OPT SCIENCES AND SUBSIDIARY **Exhibit 1**

SUMMARY OF VALUE

	Range of Fair Values	
	Low	**High**
Discounted Cash Flow Approach (1)	$4.60	$4.90
Guideline Company Approach (2)	$4.75	$5.25
Fair Value - Premium Paid Analysis	$4.21	$4.58

(1) Exhibit 4
(2) Exhibit 5.5

OPT SCIENCES AND SUBSIDIARY **Exhibit 2.1**

TICKER SYMBOL: OPST

NORMALIZED COMPARATIVE STATEMENTS OF INCOME

(in Millions)

	Oct-99	Oct-00	Oct-01	Nov-02	Nov-03	Jul-04
Sales	3.9	3.4	5.4	4.2	3.8	3.8
Cost of Sales	2.3	2.7	3.8	3.5	3.2	3.2
Gross Profit	1.6	0.7	1.7	0.7	0.6	0.6
Operating Expenses	0.6	0.6	0.7	0.6	0.6	0.6
Operating Profit	1.0	0.1	1.0	0.1	0.0	0.0
EBITDA	**1.1**	**0.2**	**1.0**	**0.2**	**0.2**	**0.2**
EBIT	1.0	0.1	1.0	0.1	0.0	0.0
Interest Expense	-	-	-	-	-	-
Other Inc(Exp)						
Non-op Inc(Exp)	-	-	-	-	-	-
Other	-	-	-	-	-	-
Special Items	-	-	-	-	-	-
Total Other Income	-	-	-	-	-	-
Pretax Income	1.0	0.1	1.0	0.1	0.0	0.0
Income Taxes (recomputed)	0.4	0.0	0.4	0.0	0.0	0.0
Adj. Net Income	0.6	0.1	0.5	0.1	0.0	0.0

This schedule was compiled from financial information provided to us by outside sources.
Curtis Financial Group, LLC. assumes no responsibility for the accuracy or completeness of such information.

OPT SCIENCES AND SUBSIDIARY   **Exhibit 2.2**
TICKER SYMBOL: OPST
COMPARATIVE BALANCE SHEETS

(in Millions)

	10/30/1999	10/28/2000	10/27/2001	11/2/2002	11/1/2003	7/31/2004
Assets						
Total Cash & Marketable Securites	4.8	5.0	5.5	5.5	5.4	5.5
Total Receivables	0.6	0.5	1.1	0.7	0.6	0.6
Inventory	0.5	0.4	0.4	0.4	0.5	0.4
Other Current Assets	0.2	0.2	0.0	0.0	0.1	0.1
Total Current Assets	6.1	6.1	7.0	6.6	6.5	6.5
Net Plant, Property, & Equipment	0.6	0.8	0.8	1.2	1.1	1.0
Goodwill	-	-	-	-	-	-
Other Intangibles	-	-	-	-	-	-
Total Intangible Assets	-	-	-	-	-	-
Total Other Long-term Assets	-	0.0	0.0	0.0	0.0	0.0
Total Assets	6.6	6.9	7.8	7.8	7.6	7.5
Liabilities & Stockholders' Equity						
L-term Debt In Current Liabilities	-	-	-	-	-	-
Accounts Payable	0.0	0.1	0.1	0.4	0.1	0.1
Accrued Expenses	-	-	-	-	-	-
Total Other Current Liabilities	0.3	0.2	0.6	0.1	0.2	0.1
Total Current Liabilities	0.3	0.3	0.7	0.6	0.3	0.2
Long-Term Debt Equivelent	-	-	-	-	-	-
Deferred Taxes	-	-	-	-	-	-
Minority Interest	-	-	-	-	-	-
Total Other Long-Term Liabilities	-	-	-	-	-	-
Total Long-Term Liabilities	-	-	-	-	-	-
Total Liabilities	0.3	0.3	0.7	0.6	0.3	0.2
Preferred Stock	-	-	-	-	-	-
Common Equity	0.3	0.3	0.3	0.3	0.3	0.3
Other Equity	6.1	6.3	6.9	7.0	7.1	7.1
Total Equity	6.3	6.6	7.1	7.2	7.3	7.3
Total Liab. & Stockholders Equity	6.6	6.9	7.8	7.8	7.6	7.5

This schedule was compiled from financial information provided to us by the client or outside sources.
Curtis Financial Group, LLC. assumes no responsibility for the accuracy or completeness of such information.

OPT SCIENCES AND SUBSIDIARY
HISTORICAL RESULTS

Exhibit 2.3

For the 12 Months Ending	10/28/1995	10/26/1996	11/1/1997	10/31/1998	10/30/1999	10/28/2000	10/27/2001	11/2/2002	11/1/2003	LTM 7/31/2004A
Total Revenues	1.9	2.6	3.6	4.6	3.9	3.4	5.4	4.2	3.8	3.8
Growth Over Prior Year	NA	36.91%	39.52%	27.92%	(15.09%)	(13.88%)	59.64%	(22.42%)	(8.19%)	(3.27%)
Gross Profit	0.5	1.0	1.4	2.1	1.6	0.7	1.7	0.7	0.6	0.6
Margin %	28.52%	36.82%	39.33%	45.64%	41.42%	21.18%	30.59%	17.41%	16.60%	14.95%
EBITDA	0.3	0.6	1.0	1.6	1.1	0.2	1.0	0.2	0.2	0.1
Margin %	15.07%	22.72%	27.58%	35.35%	27.89%	6.11%	19.29%	4.31%	4.67%	3.41%
EBIT	0.2	0.6	1.0	1.6	1.0	0.1	1.0	0.1	0.0	(0.1)
Margin %	13.05%	21.26%	26.36%	33.88%	25.99%	3.76%	17.83%	1.98%	0.34%	(1.50%)

OPT SCIENCES AND SUBSIDIARY   **Exhibit 3**
STOCK PRICE HISTORY

Month	Open	High	Low	Close	Volume
May-01	$3.95	$3.95	$3.95	$3.95	200
Jun-01	$3.95	$3.95	$3.95	$3.95	100
Jul-01					
Aug-01	$7.00	$7.00	$4.30	$4.30	500
Sep-01					
Oct-01	$4.50	$4.50	$4.50	$4.50	100
Nov-01	$5.35	$5.35	$5.35	$5.35	200
Dec-01	$5.40	$5.40	$5.40	$5.40	200
Jan-02	$5.60	$5.60	$5.60	$5.60	1,100
Feb-02					
Mar-02					
Apr-02	$6.00	$11.00	$11.00	$11.00	4,400
May-02					
Jun-02					
Jul-02					
Aug-02	$8.70	$8.80	$8.70	$8.80	800
Sep-02	$8.80	$9.00	$7.25	$9.00	3,300
Oct-02					
Nov-02	$7.25	$7.63	$7.25	$7.63	300
Dec-02	$7.25	$7.25	$7.25	$7.25	200
Jan-03	$7.25	$9.00	$7.25	$9.00	1,100
Feb-03					
Mar-03	$7.25	$7.25	$7.25	$7.25	200
Apr-03	$6.05	$6.05	$6.05	$6.05	100
May-03					
Jun-03	$5.80	$6.06	$5.81	$6.06	1,300
Jul-03	$6.00	$6.25	$6.00	$6.25	1,200
Aug-03	$6.25	$6.25	$6.25	$6.25	400
Sep-03	$7.05	$7.05	$7.05	$7.05	4,000
Oct-03					
Nov-03	$6.75	$6.85	$6.75	$6.85	4,800
Dec-03					
Jan-04	$6.55	$6.55	$6.55	$6.55	100
Feb-04	$6.56	$6.56	$6.56	$6.56	200
Mar-04	$8.85	$9.00	$7.00	$7.15	1,400
Apr-04	$7.50	$7.50	$7.50	$7.50	400
May-04	$7.50	$7.50	$7.50	$7.50	200
Jun-04	$8.00	$8.00	$8.00	$8.00	200
Jul-04	$8.00	$8.15	$8.00	$8.15	1,600
Aug-04					
Sep-04					
Oct-04	$7.00	$7.00	$6.60	$6.88	2,700

Total Volume	31,300
Months	42
Monthly Volume	745

Average Price Jan - Oct 2004 (Excluding months with no volume)	$7.29

Source: Tradingcharts.com

OPT SCIENCES AND SUBSIDIARY
CASH FLOW PROJECTION AND DISCOUNTED CASH FLOW APPROACH
FOR THE YEARS ENDED OCTOBER 31,

Exhibit 4

		2003 (1)		2004		Projected 2005		2006		2007
Sales										
Glass Sales	$	3,848,169	$	3,974,850	$	3,222,420	$	3,142,296	$	3,033,553
Astro Sales		-		-		50,000		100,000		150,000
Total Net Sales	$	3,848,169	$	3,974,850	$	3,272,420	$	3,242,296	$	3,183,553
% Growth				*3.3%*		*-17.7%*		*-0.9%*		*-1.8%*
Cost of Sales										
Material		923,561		794,970		621,760		583,613		573,040
Direct Labor		526,430		572,378		477,119		451,976		443,787
Manufacturing Expenses		1,759,737		1,844,330		1,484,370		1,488,862		1,461,888
Total Cost of Sales		3,209,728		3,211,678		2,583,249		2,524,451		2,478,715
Gross Profit		638,441		763,172		689,171		717,845		704,838
% Net Sales		*16.6%*		*19.2%*		*21.1%*		*22.1%*		*22.1%*
% Growth				*19.5%*		*-9.7%*		*4.2%*		*-1.8%*
Operating Expenses		625,802		635,976		530,132		531,737		522,103
Net Operating Income (EBIT)		12,639		127,196		159,039		186,108		182,735
% Net Sales		*0.3%*		*3.2%*		*4.9%*		*5.7%*		*5.7%*
% Growth				*906.3%*		*25.0%*		*17.0%*		*-1.8%*
Research and Development				-		-		-		-
Sarbanes Oxley Compliance				44,000		282,000		237,000		237,000
Pretax Income (before Interest Income)		12,639		83,196		(122,961)		(50,892)		(54,265)
Other Income (Interest Income)		109,358		116,689		70,122		77,573		81,218
Pretax Income		121,997		199,885		(52,839)		26,681		26,953
Less: Provision for Income Taxes 39.0%		60,022		77,955		(20,607)		10,406		10,512
Net Income		61,975		121,930		(32,232)		16,275		16,441
Plus: Depreciation & Amortization				157,940		152,612		150,139		137,629
Less: Decrease (increase) in Working Capital				65,000		185,000		(20,000)		(1,000)
Less: Capital Expenditures				(105,000)		(2,975,000)		60,000		(160,000)
Free Net Cash Flow			$	239,870	$	(2,669,620)	$	206,414	$	(6,930)
Valuation at end of fiscal 2004 (cash flow is $0)										
Periods to Discount						0.5000		1.5000		2.5000
Present Value Factor						0.8944		0.7155		0.5724
Present Value						(2,387,708)		147,690		(3,967)
Sum of the Present Values				(2,243,985)						
Terminal Value				399,185						
Plus: Excess Cash & Cash Equivalents				5,476,621						
100% Equity Value			$	**3,630,000**						
Shares Outstanding				775,585						
Value per Share			$	**4.68**						

Present Value of Terminal Value Calculation		
Normalized Free Cash Flow (1)	$	146,452
Capitalization Rate		21.0%
Terminal Value	$	697,388
Present Value Factor		0.5724
Present Value	$	**399,185**

Assumptions:	
Discount Rate (WACC)	25.0%
Future Growth Rate	4.0%
Tax Rate	39.0%

Normalized Cash Flow is assumed to be the average of Fiscal years 2004, 2005, 2006, and 2007

OPT SCIENCES AND SUBSIDIARY   **Exhibit 5.1**
GUIDELINE COMPANY METHODOLOGY
COMPARATIVE STATEMENTS OF NORMALIZED INCOME
($ in Millions)

TICKER	SWTX	APOG	AFCO	OPST
COMPANIES	SOUTHWALL	APOGEE	APPLIED	OPT
Latest Twelve Months	Jun-04	Aug-04	Jun-04	Jul-04
Sales	53.3	535.3	228.4	3.8
Cost of Sales	44.0	440.9	167.9	3.2
Gross Profit	9.3	94.5	60.6	0.6
Operating Expenses	19.1	86.7	49.0	0.6
Operating Profit	(9.8)	7.7	11.6	0.0
Interest Expense	(1.6)	(3.7)	-	-
Other Inc(Exp)				
Non-op Inc(Exp)	-	(2.6)	7.6	-
Special Items	-	-	-	-
Total Other Income	-	(2.6)	7.6	-
Pretax Income	(11.3)	1.4	19.2	0.0
Income Taxes (recomputed)	-	(2.9)	5.6	0.1
Adj. Net Income	(11.3)	4.3	13.6	(0.0)
EBITDA	**(5.8)**	**23.7**	**25.5**	**0.2**
EBIT	**(9.8)**	**5.1**	**19.2**	**0.0**

This schedule was compiled from financial information provided to us by the client or outside sources.
Curtis Financial Group, LLC. assumes no responsibility for the accuracy or completeness of such information.

OPT SCIENCES AND SUBSIDIARY   **Exhibit 5.2**
GUIDELINE COMPANY METHODOLOGY
COMPARATIVE NORMALIZED BALANCE SHEETS

($ in Millions)

TICKER	SWTX	APOG	AFCO	OPST
COMPANIES	SOUTHWALL	APOGEE	APPLIED	OPT
As Of	Jun-04	Aug-04	Jun-04	Jul-04
Assets				
Cash & Marketable Securites	2.0	5.5	152.6	5.5
Receivables	5.7	121.8	89.0	0.6
Inventory	6.7	37.9	8.4	0.4
Other Current Assets	3.4	10.0	4.0	0.1
Total Current Assets	17.8	175.2	254.1	6.5
Net Plant, Property, & Equipment	20.0	100.5	19.5	1.0
Intangible Assets	-	44.2	79.9	-
Other Assets	2.3	35.0	25.2	0.0
Total Assets	40.0	354.8	378.6	7.5
Liabilities & Stockholders' Equity				
Debt In Current Liabilities	1.2	0.3	-	-
Accounts Payable	3.5	39.4	23.2	0.1
Accrued Expenses	7.9	40.4	24.3	-
Other Current Liabilities	4.5	25.5	17.2	0.1
Total Current Liabilities	17.2	105.5	64.8	0.2
Long-Term Debt	14.9	43.2	-	-
Deferred Taxes	1.3	-	0.3	-
Minority Interest	-	-	-	-
Other Long-Term Liabilities	11.9	35.2	15.0	-
Total Long-Term Liabilities	28.2	78.4	15.3	-
Total Liabilities	45.4	183.9	80.1	0.2
Common Equity	0.0	9.1	258.3	0.3
Other Equity	(5.4)	161.9	40.2	7.1
Total Equity	(5.4)	170.9	298.5	7.3
Total Liab. & Stockholders Equity	40.0	354.8	378.6	7.5

This schedule was compiled from financial information provided to us by the client or outside sources.
Curtis Financial Group, LLC. assumes no responsibility for the accuracy or completeness of such information.

OPT SCIENCES AND SUBSIDIARY   **Exhibit 5.3**
GUIDELINE COMPANY METHODOLOGY
COMPARATIVE STATEMENTS OF NORMALIZED INCOME
COMMON SIZE ANALYSIS

TICKER	SWTX	APOG	AFCO	OPST
COMPANIES	SOUTHWALL	APOGEE	APPLIED	OPT
Latest Twelve Months	Jun-04	Aug-04	Jun-04	Jul-04
Sales	100.0%	100.0%	100.0%	100.0%
Cost of Sales	82.5%	82.4%	73.5%	83.4%
Gross Profit	17.5%	17.6%	26.5%	16.6%
Operating Expenses	35.7%	16.2%	21.4%	16.3%
Operating Profit	-18.3%	1.4%	5.1%	0.3%
Interest Expense	-3.0%	-0.7%	0.0%	0.0%
Other Inc(Exp)				
Non-op Inc(Exp)	0.0%	-0.5%	3.3%	0.0%
Special Items	0.0%	0.0%	0.0%	0.0%
Total Other Income	0.0%	-0.5%	3.3%	0.0%
Pretax Income	-21.3%	0.3%	8.4%	0.3%
Income Taxes (recomputed)	0.0%	-0.5%	2.4%	1.6%
Adj. Net Income	-21.3%	0.8%	5.9%	-1.2%
EBITDA	**-10.8%**	**4.4%**	**11.2%**	**5.2%**
EBIT	**-18.3%**	**1.0%**	**8.4%**	**0.3%**

This schedule was compiled from financial information provided to us by the client or outside sources.
Curtis Financial Group, LLC. assumes no responsibility for the accuracy or completeness of such information.

OPT SCIENCES AND SUBSIDIARY   **Exhibit 5.4**
GUIDELINE COMPANY METHODOLOGY
COMPARATIVE NORMALIZED BALANCE SHEETS
COMMON SIZE ANALYSIS

TICKER	SWTX	APOG	AFCO	OPST
COMPANIES	SOUTHWALL	APOGEE	APPLIED	OPT
As Of	Jun-04	Aug-04	Jun-04	Jul-04
Assets				
Cash & Marketable Securites	4.9%	1.5%	40.3%	72.6%
Receivables	14.3%	34.3%	23.5%	7.8%
Inventory	16.7%	10.7%	2.2%	5.4%
Other Current Assets	8.5%	2.8%	1.1%	0.8%
Total Current Assets	44.4%	49.4%	67.1%	86.6%
Net Plant, Property, & Equipment	49.9%	28.3%	5.1%	13.4%
Intangible Assets	0.0%	12.5%	21.1%	0.0%
Other Assets	5.7%	9.9%	6.7%	0.0%
Total Assets	100.0%	100.0%	100.0%	100.0%
Liabilities & Stockholders' Equity				
Debt In Current Liabilities	3.1%	0.1%	0.0%	0.0%
Accounts Payable	8.8%	11.1%	6.1%	0.9%
Accrued Expenses	19.8%	11.4%	6.4%	0.0%
Other Current Liabilities	11.4%	7.2%	4.6%	1.8%
Total Current Liabilities	43.0%	29.7%	17.1%	2.7%
Long-Term Debt	37.3%	12.2%	0.0%	0.0%
Deferred Taxes	3.4%	0.0%	0.1%	0.0%
Minority Interest	0.0%	0.0%	0.0%	0.0%
Other Long-Term Liabilities	29.8%	9.9%	4.0%	0.0%
Total Long-Term Liabilities	70.5%	22.1%	4.0%	0.0%
Total Liabilities	113.4%	51.8%	21.1%	2.7%
Preferred Stock	0.0%	0.0%	0.0%	0.0%
Common Equity	0.0%	2.6%	68.2%	3.3%
Other Equity	-13.5%	45.6%	10.6%	94.0%
Total Equity	-13.4%	48.2%	78.9%	97.3%
Total Liab. & Stockholders Equity	100.0%	100.0%	100.0%	100.0%

This schedule was compiled from financial information provided to us by the client or outside sources.

Curtis Financial Group, LLC. assumes no responsibility for the accuracy or completeness of such information.

OPT SCIENCES AND SUBSIDIARY **Exhibit 5.5**
GUIDELINE COMPANY METHODOLOGY
MARKET MULTIPLES

TICKER	SWTX	APOG	AFCO
COMPANIES	SOUTHWALL	APOGEE	APPLIED
ENTERPRISE VALUE (EV) MULTIPLES:			
EV/Revenues:			
LTM	0.4	0.7	0.5
Most Recent Fiscal Year	0.4	0.7	0.8
3-Year Average (1)	0.3	0.7	0.9
5-Year Average (2)	0.3	0.5	1.3
EV/EBITDA:			
LTM	(3.7)	15.8	4.5
Most Recent Fiscal Year	(5.8)	15.1	15.5
3-Year Average (1)	4.2	7.2	17.7
5-Year Average (2)	4.6	6.7	22.0
EV/EBIT:			
LTM	(2.2)	73.2	6.0
Most Recent Fiscal Year	(2.2)	73.2	68.9
3-Year Average (1)	(24.7)	12.1	171.1
5-Year Average (2)	(20.7)	12.6	112.7
Price/Net Income:			
LTM	(0.6)	77.8	19.7
Most Recent Fiscal Year	(0.6)	77.8	196.0
3-Year Average (1)	(2.4)	17.5	1,359.8
5-Year Average (2)	(2.3)	22.2	414.6

(1) 3-Year Average is based on last 3 fiscal periods.
(2) 5-Year Average is based on last 5 fiscal periods.

This schedule was compiled from financial information provided to us by outside sources.
Curtis Financial Group, LLC. assumes no responsibility for the accuracy or completeness of such information.

OPT SCIENCES AND SUBSIDIARY **Exhibit 5.6**
GUIDELINE COMPANY METHODOLOGY
MARKET MULTIPLES
(In thousands except multiples and per share values)

	OPT Performance	X	Chosen Multiple	=	Value	+	(3) Cash	-	Debt	=	Indicated Value	Value Per Share
EV/Revenues:												
LTM	3,848		0.5		1,750		2,500		-		4,250	5.48
Most Recent Fiscal Year	3,848		0.5		1,750		2,500		-		4,250	5.48
3-Year Average (1)	4,481		0.4		1,905		2,500		-		4,405	5.68
5-Year Average (2)	4,151		0.4		1,476		2,500		-		3,976	5.13
EV/EBITDA:					-							
LTM	199		10.3		2,036		2,500		-		4,536	5.85
Most Recent Fiscal Year	180		9.8		1,759		2,500		-		4,259	5.49
3-Year Average (1)	468		4.7		2,184		2,500		-		4,684	6.04
5-Year Average (2)	541		4.3		2,350		2,500		-		4,850	6.25
EV/EBIT:												
LTM	13		47.6		618		2,500		-		3,118	4.02
Most Recent Fiscal Year	13		47.6		618		2,500		-		3,118	4.02
3-Year Average (1)	353		7.9		2,783		2,500		-		5,283	6.81
5-Year Average (2)	442		8.2		3,609		2,500		-		6,109	7.88
Price/Net Income:												
LTM	7		50.6		335		2,500		-		2,835	3.66
Most Recent Fiscal Year	7		50.6		335		2,500		-		2,835	3.66
3-Year Average (1)	202		11.4		2,300		2,500		-		4,800	6.19
5-Year Average (2)	260		14.4		3,761		2,500		-		6,261	8.07

Average	4,348.12	5.61
Median	4,331.94	5.59
25th Percentile	3,761.46	4.85
75th Percentile	4,812.83	6.21
High	6,261.01	8.07
Low	2,834.92	3.66

(1) 3-Year Average is based on last 3 fiscal periods.
(2) 5-Year Average is based on last 5 fiscal periods.
(3) Cash is net of present value of projected capital expenditures. Management has represented that it will utilize cash to fund future operating losses and capital expenditures.

SOUTHWALL TECHNOLOGIES, INC. **Exhibit 6.2**
TICKER SYMBOL: SWTX
COMPARATIVE BALANCE SHEETS

(in Millions)

	12/31/1999	12/31/2000	12/31/2001	12/31/2002	12/31/2003	6/27/2004
Assets						
Total Cash & Marketable Securites	3.7	1.9	5.0	2.6	1.9	2.0
Total Receivables	11.1	13.3	8.4	9.0	7.1	5.7
Inventory	7.2	10.2	6.2	8.5	6.8	6.7
Other Current Assets	1.3	2.0	4.0	4.3	2.6	3.4
Total Current Assets	23.3	27.4	23.6	24.5	18.4	17.8
Net Plant, Property, & Equipment	43.5	49.9	47.8	50.3	21.8	20.0
Total Other Long-term Assets	3.3	3.2	1.7	1.9	1.5	2.3
Total Assets	70.1	80.5	73.2	76.6	41.7	40.0
Liabilities & Stockholders' Equity						
L-term Debt In Current Liabilities	14.2	26.4	8.3	7.5	2.0	1.2
Accounts Payable	9.8	16.9	10.3	9.2	6.3	3.5
Accrued Expenses	4.5	4.2	8.5	7.1	7.4	7.9
Total Other Current Liabilities	6.6	12.0	3.0	-	6.8	4.5
Total Current Liabilities	35.0	59.6	30.1	23.9	22.6	17.2
Long-Term Debt Equivelent	10.0	-	14.5	9.3	13.7	14.9
Deferred Taxes	-	-	-	-	-	1.3
Minority Interest	-	-	-	-	-	-
Total Other Long-Term Liabilities	0.6	0.8	2.1	3.0	3.7	11.9
Total Long-Term Liabilities	10.6	0.8	16.6	12.2	17.4	28.2
Total Liabilities	45.6	60.3	46.7	36.1	40.0	45.4
Other Equity	24.6	20.1	26.4	40.5	1.7	(5.4)
Total Equity	24.6	20.1	26.5	40.5	1.7	(5.4)
Total Liab. & Stockholders Equity	70.1	80.5	73.2	76.6	41.7	40.0

This schedule was compiled from financial information provided to us by the client or outside sources.
Curtis Financial Group, LLC. assumes no responsibility for the accuracy or completeness of such information.

SOUTHWALL TECHNOLOGIES, INC.
TICKER SYMBOL: SWTX
NORMALIZED COMPARATIVE STATEMENTS OF INCOME

Exhibit 6.1

(in Millions)

	Dec-99	Dec-00	Dec-01	Dec-02	Dec-03	Jun-04
Sales	54.6	85.3	83.0	68.8	53.3	53.3
Cost of Sales	40.7	68.6	59.0	48.9	44.0	44.0
Gross Profit	13.9	16.8	23.9	19.8	9.3	9.3
Operating Expenses	13.9	19.3	16.5	20.1	19.1	19.1
Operating Profit	(0.0)	(2.6)	7.4	(0.3)	(9.8)	(9.8)
EBITDA	**4.9**	**3.1**	**13.4**	**5.8**	**(3.7)**	**(5.8)**
EBIT	**(0.0)**	**(2.6)**	**7.4**	**(0.3)**	**(9.8)**	**(9.8)**
Interest Expense	(1.4)	(2.8)	(2.9)	(1.7)	(1.6)	(1.6)
Other Inc(Exp)						
Non-op Inc(Exp)	-	-	-	-	-	-
Other	-	-	-	-	-	-
Special Items (Expense)	-	-	-	-	-	-
Total Other Income	-	-	-	-	-	-
Pretax Income	(1.4)	(5.4)	4.6	(2.0)	(11.3)	(11.3)
Income Taxes (recomputed)	-	-	0.2	-	-	-
Adj. Net Income	(1.4)	(5.4)	4.4	(2.0)	(11.3)	(11.3)

This schedule was compiled from financial information provided to us by outside sources.

Curtis Financial Group, LLC. assumes no responsibility for the accuracy or completeness of such information.

APOGEE ENTERPRISES, INC. **Exhibit 6.3**
TICKER SYMBOL: APOG
NORMALIZED COMPARATIVE STATEMENTS OF INCOME

(in Millions)

	Feb-00	Mar-01	Mar-02	Mar-03	Feb-04	Aug-04
Sales	840.5	865.2	597.8	584.9	535.3	535.3
Cost of Sales	673.3	686.2	455.5	439.7	440.9	440.9
Gross Profit	167.2	179.0	142.3	145.2	94.5	94.5
Operating Expenses	147.8	145.0	100.2	99.7	86.7	86.7
Operating Profit	19.4	34.0	42.1	45.6	7.7	7.7
EBITDA	**51.8**	**72.0**	**66.6**	**64.9**	**24.9**	**23.7**
EBIT	**18.8**	**37.4**	**43.5**	**44.1**	**5.1**	**5.1**
Depreciation Expense	-	-	-	-	-	-
Interest Expense	(12.1)	(12.9)	(7.3)	(4.5)	(3.7)	(3.7)
Other Inc(Exp)						
Non-op Inc(Exp)	(0.6)	3.4	1.4	(1.5)	(2.6)	(2.6)
Other	-	-	-	-	-	-
Special Items	-	-	-	-	-	-
Total Other Income	(0.6)	3.4	1.4	(1.5)	(2.6)	(2.6)
Pretax Income	6.7	24.5	36.2	39.6	1.4	1.4
Income Taxes (recomputed)	3.4	9.8	11.0	11.4	(2.9)	(2.9)
Adj. Net Income	3.3	14.7	25.2	28.2	4.3	4.3

This schedule was compiled from financial information provided to us by outside sources.
Curtis Financial Group, LLC. assumes no responsibility for the accuracy or completeness of such information.

APOGEE ENTERPRISES, INC.   **Exhibit 6.4**
TICKER SYMBOL: APOG
COMPARATIVE BALANCE SHEETS

(in Millions)

	2/26/2000	3/3/2001	3/2/2002	3/1/2003	2/28/2004	8/28/2004
Assets						
Total Cash & Marketable Securites	7.2	4.7	15.4	10.2	7.8	5.5
Total Receivables	125.1	121.5	115.2	103.3	102.5	121.8
Inventory	68.2	40.4	36.0	35.9	35.5	37.9
Other Current Assets	14.0	8.6	8.5	22.1	12.0	10.0
Total Current Assets	214.4	175.2	175.1	171.5	157.9	175.2
Net Plant, Property, & Equipment	186.0	147.6	128.5	109.0	98.5	100.5
Goodwill	-	-	55.6	43.0	43.0	43.0
Other Intangibles	50.5	50.1	0.1	0.4	0.3	1.2
Total Intangible Assets	50.5	50.1	55.7	43.4	43.3	44.2
Total Other Long-term Assets	30.1	59.8	49.8	59.0	35.5	35.0
Total Assets	481.2	432.7	409.1	382.8	335.2	354.8
Liabilities & Stockholders' Equity						
L-term Debt In Current Liabilities	0.2	0.3	0.6	0.5	0.3	0.3
Accounts Payable	58.0	59.5	51.9	46.9	38.3	39.4
Accrued Expenses	56.6	57.6	57.8	44.1	41.3	40.4
Total Other Current Liabilities	20.6	20.0	16.9	28.9	10.7	25.5
Total Current Liabilities	135.4	137.4	127.2	120.4	90.6	105.5
Long-Term Debt Equivelent	164.4	104.2	69.1	47.3	39.7	43.2
Deferred Taxes	-	-	-	-	-	-
Minority Interest	-	-	-	-	-	-
Total Other Long-Term Liabilities	43.6	42.7	41.8	36.9	37.5	35.2
Total Long-Term Liabilities	208.0	147.0	110.9	84.2	77.1	78.4
Total Liabilities	343.4	284.4	238.2	204.6	167.7	183.9
Common Equity	9.2	9.3	9.4	9.1	9.1	9.1
Other Equity	128.5	139.0	161.5	169.1	158.3	161.9
Total Equity	137.8	148.3	170.9	178.2	167.5	170.9
Total Liab. & Stockholders Equity	481.2	432.7	409.1	382.8	335.2	354.8

This schedule was compiled from financial information provided to us by the client or outside sources.
Curtis Financial Group, LLC. assumes no responsibility for the accuracy or completeness of such information.

Exhibit 6.5

APPLIED FILMS CORP.
TICKER SYMBOL: AFCO
NORMALIZED COMPARATIVE STATEMENTS OF INCOME

(in Millions)

	Jul-99	Jul-00	Jun-01	Jun-02	Jun-03	Jun-04
Sales	31.5	42.3	96.3	129.9	148.1	228.4
Cost of Sales	27.1	36.6	74.7	97.7	112.3	167.9
Gross Profit	4.5	5.7	21.6	32.2	35.8	60.6
Operating Expenses	4.8	5.7	27.0	36.1	40.0	49.0
Operating Profit	(0.4)	(0.1)	(5.4)	(3.8)	(4.2)	11.6
EBITDA	**1.8**	**4.9**	**8.0**	**4.1**	**7.4**	**25.5**
EBIT	**0.1**	**3.0**	**1.4**	**(1.0)**	**1.7**	**19.2**
Depreciation Expense	-	-	-	-	-	-
Interest Expense	(0.6)	-	(0.5)	(0.1)	-	-
Other Inc(Exp)						
Non-op Inc(Exp)	0.4	3.1	6.7	2.8	5.9	7.6
Other	-	-	-	-	-	-
Special Items	-	-	-	-	-	-
Total Other Income	0.4	3.1	6.7	2.8	5.9	7.6
Pretax Income	(0.5)	3.0	0.9	(1.2)	1.7	19.2
Income Taxes (recomputed)	-	(0.1)	0.5	-	0.3	5.6
Adj. Net Income	(0.5)	3.1	0.4	(1.2)	1.4	13.6

APPLIED FILMS CORP.   **Exhibit 6.6**
 TICKER SYMBOL: AFCO
 COMPARATIVE BALANCE SHEETS

(in Millions)

	7/3/1999	7/1/2000	6/30/2001	6/29/2002	6/28/2003	6/26/2004
Assets						
Total Cash & Marketable Securites	1.2	52.2	26.2	82.6	93.4	152.6
Total Receivables	7.8	11.1	42.0	35.4	49.5	89.0
Inventory	8.2	10.0	16.6	7.4	6.7	8.4
Other Current Assets	0.8	2.9	1.8	4.8	3.8	4.0
Total Current Assets	17.9	76.2	86.6	130.2	153.5	254.1
Net Plant, Property, & Equipment	8.6	5.3	7.7	6.2	6.0	19.5
Goodwill	-	-	39.5	40.3	57.5	64.1
Other Intangibles	-	-	18.6	15.1	17.0	15.8
Total Intangible Assets	-	-	58.1	55.4	74.5	79.9
Total Other Long-term Assets	3.6	5.9	16.9	23.2	21.8	25.2
Total Assets	30.2	87.5	169.4	215.1	255.6	378.6
Liabilities & Stockholders' Equity						
L-term Debt In Current Liabilities	0.2	-	-	-	-	-
Accounts Payable	4.0	10.0	13.1	9.3	21.9	23.2
Accrued Expenses	1.7	2.1	19.7	16.4	16.7	24.3
Total Other Current Liabilities	0.3	0.3	31.4	23.4	26.2	17.2
Total Current Liabilities	6.1	12.4	64.1	49.1	64.8	64.8
Long-Term Debt Equivelent	7.2	-	6.5	-	-	-
Deferred Taxes	0.2	-	-	-	-	0.3
Minority Interest	-	-	-	-	-	-
Total Other Long-Term Liabilities	2.1	1.9	9.7	11.4	13.7	15.0
Total Long-Term Liabilities	9.4	1.9	16.2	11.4	13.7	15.3
Total Liabilities	15.5	14.3	80.2	60.5	78.4	80.1
Preferred Stock	-	-	8.6	-	-	-
Common Equity	9.5	65.0	83.2	159.6	160.7	258.3
Other Equity	5.2	8.2	(2.6)	(5.0)	16.5	40.2
Total Equity	14.7	73.2	89.2	154.6	177.2	298.5
Total Liab. & Stockholders Equity	30.2	87.5	169.4	215.1	255.6	378.6

OPT SCIENCES AND SUBSIDIARY **Exhibit 7**

GUIDELINE COMPANY BUSINESS DESCRIPTION

Apogee Enterprises Inc. (NASD:APOG)	Apogee Enterprises, Inc., through its subsidiaries, engages in the design and development of glass products, services, and systems. The company operates in three segments: the Architectural Products and Services segment, the Large-Scale Optical Technologies segment, and the Automotive Replacement Glass and Services segment. The Architectural Products and Services segment designs, engineers, fabricates, installs, maintains, and renovates the walls of glass and windows. Its customers include glass distributors, contractors, curtainwall, subcontractors, and commercial glass fabricators. The company offers its products in North America through independent distributors. The Large-Scale Optical Technologies segment develops and produces value-added glass for custom framing and preframed art markets, and optical thin film coatings for consumer electronics displays.
Applied Films Corp. (NASD:AFCO)	Applied Films Corporation (AFC) provides thin film deposition equipment to flat panel display, architectural, automotive, solar glass, consumer products packaging, and electronics industries worldwide. Its deposition systems are used to deposit thin films in base substrates, such as glass, plastic, paper, and foil. These thin films provide conductive, electronic, reflective, filter, barrier, and other properties that are critical elements of its customers' products. The company also provides spare parts, technical assistance, and maintenance. AFC also has a 50% joint venture in China, which processes and sells thin film coated glass to the flat panel display industry.
Southwall Technologies Inc. (OTCBB:SWTX)	Southwall Technologies, Inc. engages in the development, manufacture, and marketing of thin film coatings for the automotive glass, electronic display, and architectural markets. The company developed various products that control sunlight in automotive glass, reduce light reflection and improve image quality in electronic display products, and conserve energy in architectural products. Its products consist of transparent solar-control films for automotive Glass; anti-reflective films for computer screens, including flat panel and plasma displays; transparent conductive films for use in touch screen and liquid crystal displays; energy control films for architectural glass; and various other coatings. The company sells its automobile and electronic display products to original equipment manufacturers in North America, Europe, the Middle East, and Asia, principally through its own direct sales force and sales representatives.

OPT SCIENCES AND SUBSIDIARY

GOING-PRIVATE TRANSACTION PREMIUMS

**Exhibit 8**

Date Announced	Date Effective	Target Name	Target Short Business Description	Acquiror Name	Value of Transaction ($mil)	Premium 1 day	Premium 1 week	Premium 4 weeks	% Held
5/9/2001	7/26/2002	Pierre Foods Inc	Produce prepared sandwiches	Investor Group	5.348	53.85	158.06	150	63
8/1/2001	1/18/2002	National Home Centers Inc	Op home products supply stores	Dwain Neumann	3.65	26.13	20.69	33.33	63.5
9/18/2001	1/14/2002	Organic Inc	Dvlp Internet mktng software	Seneca Investments LLC	5.754	13.79	17.86	-17.5	80
11/9/2001	12/27/2001	Thermo Fibergen Inc	Mnfr paper inds machinery	Kadant Inc	2.669	7.59	3.66	1.19	95.3
3/8/2002	4/16/2002	Hawker Pacific Aerospace	Pvd repair svcs for aircraft	Lufthansa Technik AG	8.506	2.52	3.17	25.48	73.8
4/18/2002	2/21/2003	Partsbase Inc	Pvd ecommerce retail svcs	Investor Group	7.289	36.36	44.23	94.81	65.2
5/16/2002	8/19/2002	Balanced Care Corp	Pvd residential care svcs	IPC Advisors SARL	3.99	150	177.78	150	53.3
5/16/2002	6/24/2002	Electric Lightwave Inc	Pvd telecommunication svcs	Citizens Communications Co	5.49	105.88	79.49	-10.26	84.7
9/3/2002	5/30/2003	Sandata Technologies Inc	Dvlp software	Sandata Acquisition Corp	1.571	32.64	32.64	51.59	58.4
3/25/2003	11/12/2003	Allcity Insurance Co	Insurance company	Leucadia National Corp	0.86	1,427.78	1000	1,095.65	90.9
4/25/2003	7/1/2003	Ascent Media Group Inc	Pvd motion picture prodn svcs	Liberty Media Corp	0.593	10.27	5.48	5.48	90
5/5/2003	9/12/2003	Moyco Technologies Inc	Manufacture dental equipment	Investor Group	0.079	50	-25	-25	65.4
5/5/2003	3/1/2004	Mnfr marine engine prod	Westerbeke Corp	Westerbeke Acquisition Corp	3.12	85.23	92.9	78.14	51.4
12/2/2003	5/6/2004	Own,op jewelry stores	Reeds Jewelers Inc	Zimmer Family	2.193	84.68	86.36	84.68	87
12/31/2003	9/13/2004	Trucking company	Boyd Bros Transportation Inc	Investor Group	9.712	53	66.3	76.2	61.7
2/2/2004	3/29/2004	Dvlp agricultural biotech	Bionova Holding Corp	Savia SA de CV(Pulsar)	2.528	-25	-30.77	-35.71	61.6

			High		9.7	1427.8	1000.0	1095.7	95.3
			Low		0.1	-25.0	-30.8	-35.7	51.4
			Median		3.4	43.2	38.4	42.5	65.3
			Mean		4.0	132.2	108.3	109.9	71.6
			25th Percentile		2.0	12.9	5.0	-1.7	61.7
			75th Percentile		5.6	84.8	88.0	87.2	85.3
			Mean Excluding Allcity Insurance		3.9	42.9	45.8	41.4	65.9

Notes:

Premiums are periods prior to announcement date

Percentage Held is at date of announcement